MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2008

Date of Report: November 11, 2008

#

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended: September 30, 2008

Date of Report: November 7, 2008

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd. (the “Company”), including its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour Energy”), incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, for the nine months ended September 30, 2008. It should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007 and the interim unaudited consolidated financial statements for the nine-month period ended September 30, 2008.

All financial information in this Management’s Discussion and Analysis (“MD&A”) is expressed and prepared in accordance with Canadian general accepted accounting principles. All references are in Canadian dollars, the Company’s reporting currency, unless otherwise noted. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in this MD&A with respect to the Company’s activities and future financial results. These are subject to risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

COMPANY OVERVIEW

The Company’s shares trade on the TSX Venture Exchange (“TSX-V”) and the American Stock Exchange (“Amex”) under the symbol DEJ and also trade on the Frankfurt Stock Exchange under the symbol D5R. In October 2008, the Company received conditional approval for the listing on the Toronto Stock Exchange (“TSX”) of the Company’s common shares that currently trade on the TSX-V.  The Company is currently in the process of completing the filing requirements necessary to obtain final approval for the listing.  Upon completion of this process, the Company’s shares will be listed on the TSX under the symbol DEJ and will concurrently be delisted from TSX-V.

The Company is in the business of exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States and through its interest in Titan Uranium which holds uranium exploration properties located in the Athabasca Basin in northern Saskatchewan, and the Thelon Basin, Nunavut, Canada.  The Company also has a carried and royalty interest in a portion of the Titan uranium properties and may in the future elect to convert its carried interest for an additional royalty interest.

DEAL’s principal interests are its natural gas and crude oil exploration properties in the Peace River Arch area of northwestern Alberta and northeastern British Columbia, Canada, and the principal interests of Dejour Energy are comprised of its natural gas and oil exploration properties located in the Piceance, Uinta and Paradox Basins, in Colorado and Utah, as well as a project located in Yazoo County, Mississippi, USA.

The Company's near term business objective is to grow oil and gas production to generate sufficient cash flows to sustain operations and enhance shareholder value, through a strategy of acquiring working interests on a joint venture basis, in areas and projects that it believes have high discovery potential.

In Q2 2008, the Company commenced production and started receiving revenue from its Peace River Arch oil & gas properties, realizing the shift from a pure play exploration company to an oil and gas production company.

#

OVERALL PERFORMANCE

a)

Oil and Gas Exploration Activities

During the nine months ended September 30, 2008, the Company made significant progress in its drilling program in Canada’s Peace River Arch, with the goal of achieving 8,000,000 cubic feet of natural gas equivalent per day (mmcfe/d) (1,300 barrels of oil equivalent (boe/d)) production by 2008 Q4. Highlights include:

•

Five British Columbia gas wells and one oil well have been placed on production and work continues on tie in of 3 additional wells. Further development is planned in the Cecil area prior to tie-in and evaluation continues on the non-operated Manning property which tested gas.

•

GLJ Petroleum Consultants completed a Q2 “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties” resulting in Net Present Value 10% (NPV10) values for proven and probable reserves of $58,202,000 using the GLJ commodity price deck and $77,320,000 using the SEC Constant Price Analysis.  This represents a significant increase compared to the December 31, 2007 report.

•

Reserve Classification is 53% Proven Reserves and 47% Probable Reserves.

•

Reserves are 50% Light and Medium Crude Oil, 47% Natural Gas and 3% Natural Gas Liquids.

The Company had drilled or participated in drilling 16 wells on 9 of its 14 project areas, since inception of exploration activity in Canada’s Peace River Arch in late 2006. Nine wells tested gas and two tested both gas and oil. Two projects are currently suspended and negotiations to bring in a joint venture partner to carry out further completion operations are being pursued.  Three wells were tested to be non-economic and abandoned.  Of these three abandoned wells, the Company had only minor interests of 10% and 15% in two of the wells and 70% in the third well.

Testing of these wells showed total test flow capability in the Peace River Arch area of > 10 mmcfe/d production of which 50% is oil.  Maximum allowable production rates are imposed on the oil wells which will result in maximum allowable production total of approximately 8 mmcfe per day.  The Company is currently producing approximately 2.6 mmcfe/d from five gas wells and 200 barrels of oil per day (bopd) from one oil well resulting in total daily production of 3,800 mcf/day (630 boe/d).  Pipeline and facility construction on one additional DEAL operated well is contracted and scheduled to commence in early November. This well tested at rates of 3 mmcf/d and over 100 bbls of light oil and natural gas liquids. The company plans to flow this well at 1 to 1.5 mmcf/day.  Tie-in operations on one additional DEAL operated well in the Cecil, Alberta area is pending additional drilling. Three non-operated wells were flow tested on completion at a combined total of over 3 mmcf/day and are waiting on operators to commence pipeline construction. Planning for further development on discovery lands is underway.

Land posting and acquisition has commenced on a Montney formation natural gas prospect in British Columbia.

b)

Uranium Exploration Projects

During October 2006 the Company sold its uranium properties to Titan Uranium Inc. (“Titan”) while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR. Titan has completed a comprehensive 11,000-meter exploration drilling program for 2007, and is currently developing its 2008 program. This partnership provided the Company with the capital to focus on exploiting oil and gas holdings in the Piceance and Uinta Basins, and other key projects.

c)

Financial Condition

Since its reactivation on the TSX Venture Exchange in November 2004 to date, the Company has raised gross proceeds of over $57.6 million, through private placements and the exercise of warrants and options.

As at September 30, 2008, the Company had a working capital deficit of $9,096,000 as compared to working capital of $11,336,000 as at December 31, 2007 and $15,147,000 as at September 30, 2007. The working capital deficit was mainly due to significant accounts payable resulting from the preparation of oil and gas production, the bank line of credit secured during Q3 2008, and the loan from joint-venture partner becoming current. The Company had cash and cash equivalents of $1,052,000 as at September 30, 2008 as compared to $13,512,000 as at December 31, 2007 and $14,987,000 as at September 30, 2007.

In addition to cash balance, the Company also had accounts receivable of $614,000, most of which related to September 2008 oil and gas sales and had been received subsequent to September 30, 2008.

During the nine months ended September 30, 2008, the Company received proceeds of $529,000 from the sale of 750,000 Titan shares, resulting in a gain of $5,000. As at September 30, 2008, the Company had 16,750,000 shares of Titan, in which 2,750,000 shares can be disposed of if necessary to fund exploration and operating activities.  As at November 7, 2008, the closing price of Titan’s shares was $0.19 per share.  At each anniversary date from the closing of Titan transaction, 3,500,000 shares become free trading and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan.

During Q2 2008, all of the Company’s outstanding convertible debentures (US $1,047,995 plus US $145,731 of capitalized interests), due on July 15, 2008 and convertible into common shares units at US$1.35 per Unit, were converted to 884,242 common shares.

On June 18, 2008, a promissory note with a face value of US $4,000,000 was issued to Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects, for the acquisition of additional acreage interests from Retamco Operating Co. (“Retamco”), a private Texas corporation.  The promissory note is secured and bears interest at 5% per annum. The principal and interest are repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  As at November 7, 2008, US $220,000 had been repaid and US $3,780,000 of the principal currently remains outstanding.

In August 2008, the Company’s subsidiary (“DEAL”) secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  This facility, secured by DEAL’s oil and gas assets in Canada, is at interest rate of Canadian prime plus 1%.  As at September 30, 2008, $3,850,000 has been drawn on the line of credit.  DEAL anticipates the facility will be increased as DEAL’s proven reserve base rises.

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note is secured, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee are payable on demand after August 15, 2008, upon 10 days written notice by the lender. Upon securing the bank line of credit in Q3 2008, the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at September 30, 2008, $1,950,000 had been advanced on the promissory note.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  The loan is secured, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.

During the nine months ended September 30, 2008, the Company had received $2,335,000 from exercised stock options and warrants and paid $19,258,000 of cash on specific oil and gas properties. The Company’s net consolidated assets increased by $10,024,000 during the nine months ended September 30, 2008, from $63,143,000 as at December 31, 2007 to $73,168,000 as at September 30, 2008, primarily due to significant additional investments in oil and gas properties.

URANIUM EXPLORATION PROJECTS

History of Uranium Exploration in Athabasca Basin

In January 2005, Dejour announced its entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17,500,000 common shares of Titan and 3,000,000 Titan warrants while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17,500,000 common shares of Titan and 3,000,000 Titan warrants received were approximately $36,500,000. This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30,000,000 was recognized in 2006.  As at September 30, 2008, the Company owned roughly 31.7% of Titan’s outstanding common shares with a carrying value of $11,910,500 net of an impairment charge of $21,600,000 in 2007.

About the Athabasca Basin

The Company’s previously owned uranium properties are situated along the western and eastern margins and in the center of the Basin.  The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin.  Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, COGEMA (now called AREVA), and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of the Dejour-Titan properties has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on the properties.

Property Geology

The uranium properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks.  These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers.  The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50m to 800m thick. On several properties the sandstone is cut by thin diabase dykes.  Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

During 2007 and early 2008, Titan has developed a strong exploration mandate accentuated by several interesting joint ventures covering their lands with large international mining concerns. Two of these joint ventures with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Vale Exploration Canada cover project areas on which the Company retains both carried and royalty interests.

Current Uranium Holdings

As at September 30, 2008, the Company held a 10% carried interest and 1% NSR in 966,969 acres of uranium exploration claims and leases.  The carrying values of the Company’s 10% carried interests were $696,991 as at September 30, 2008 and December 31, 2007.

OIL AND GAS EXPLORATION

Canadian Activities

In April 2006, the Company entered a joint venture arrangement with Charles W.E. Dove, who had been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 29 years oil & gas experience, left his geophysical consulting business to join the Company to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture was incorporated as Dejour Energy (Alberta) Ltd. (“DEAL”) and was originally owned and funded 90% by the Company, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Effective June 1, 2007, the Company purchased 100% of Wild Horse Energy Ltd. from Mr. Dove. This purchase resulted in DEAL becoming an indirect wholly owned subsidiary of the Company.  The purchase price was based on land and reserve values established by McDaniel and Associates Consultants Ltd., an independent evaluation firm in Calgary, Alberta. Mr. Dove continues as President and COO and Director of DEAL and is also a Director of the Company.

Numerous oil and gas prospects are being pursued and developed.  DEAL has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk. These interests range from 10% to 100%.  Most joint venture business terms are structured in such a way that a drilling or re-entry commitment is tied to additional drilling options or other lands on the various prospects. Land purchase priority is given to areas with multi-zone potential and proximal gathering systems.

In October 2006, DEAL concluded a Participation Agreement allowing it to participate in the drilling of a natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was dry. The Company had earned the working interest of 2,220 acres, but the Company decided not to exercise options to earn more lands. As a result, the Company recorded an impairment provision of $670,794 for the year ended December 31, 2007.

During the 2007 Q1 and Q2, DEAL concluded business agreements on four additional prospects resulting with the drilling of four wells and re-entry of a fifth.  During 2007 Q3 and Q4, DEAL purchased additional lands through crown and private sales and seismic programs were conducted to evaluate land for drilling in 2008 and 2009.

Activity in Q1 2008 included drilling of 11 wells, 9 of which were operated by DEAL with an average working interest of over 95%. Two were outside operated with average working interest of 35%. In one of these areas DEAL conducted a seismic program on behalf of the joint venture.

As at September 30, 2008, the Company owned an average 54% interest in approximately 39,283 acres of lands in Canada with further options or a right of first refusal on approximately 5,760 acres in the Peace River Arch area of Alberta.

Investment requirements for our work program in DEAL have increased as two of the wells which were drilled to evaluate deeper prospects have encountered sour gas and oil in significant quantities. This requires additional equipment, facilities and pipeline to produce which was moved onto the sites prior to spring breakup and road bans. These facilities will include capacity to add development wells in the future.

Four gas wells in British Columbia were brought on production in early April 2008.  Initial total rates for the four wells were 2,700 mcf/day. The production from these wells was 1,800 mcf/day as of September 30, 2008. One additional gas well and one oil well commenced production in Q3 2008 at rates of 700 mcf/d and 200 bopd.  Results and activity on these prospects are summarized below.

Drake/Woodrush

843ha (2,108 acres) of the lands purchased in 2007 are in the Drake area of northeast British Columbia. The two gas wells resulting from the Q2 2007 drilling at Drake are tied in and producing. Initial total rate from these two wells was approximately 1.5 mmcf/day net to the Company.  As of September 30, 2008, the wells were producing at a combined rate of 1,000 mcf/day. During the 2007/2008 winter drilling season a total of four new wells, three of which were drilled to evaluate the deeper Halfway formation as well as the proven Notikewin sands, were drilled. Two are on lands earned by last winters’ drilling and two on 100% working interest lands purchased at a crown sale. Working interest in lands earned last winter has been increased from 60% to 92% on 700 of the 1,400 acres earned. Interest in the remaining 700 acres remains at 100% before payout and 60% after payout. Final locations for the 2007/8 winter drilling were chosen based on interpretation of 3D seismic data purchased over all the Company’s working interest land in the area. These four wells were drilled and completed for production in Q1 2008. Two of these are currently producing at a combined rate of approximately 800 mcf/day. Pipelines and facilities have been constructed on the remaining two and production from these wells started in Q3 . Of these new wells, one tested at flow rates of 1,700 mcf/day and the second tested oil at rates of 625 bbls/day with approximately 300 mcf/day of gas.  Initial production rates were limited to 700 mcf/day and 200 bopd. Infrastructure placed at the Drake site has design capabilities to handle all planned development. Results to date have been encouraging and development drilling is being planned for Q1 2009 to fully exploit the lands and infrastructure.

Wembley

At Wembley, Alberta, an existing well bore was re-entered and a re-completion attempted in the Notikewin formation during the 2006/7 winter.  The Company earned a 50% working interest in a 100% before payout, 60% after payout farm-in on two sections with the re-entry. This resulted in non-economic gas; however, it allowed the Company to continue four section of land past lease expiry to evaluate two other prospective zones. An exploration well commenced drilling in late December 2007 to test these zones. A partner company was invited into this prospect during drilling reducing the Company’s interest from 100 to 70%. The well was completed in early 2008 and tested under 100 mcf/day and was deemed non-economic and was abandoned.

Chinchaga

At Chinchaga, Alberta, the Company participated for a 10% working interest in a Slave Point test well in Q1 2007. This was on a farm-in whereby the Company reimbursed the land holder for 10% of land costs subject to a royalty of 12.5% on 7,680 acres and 7.5% on 5,120 acres of the 12,800 acres included in the farm-out. A well was drilled on a seismically defined anomaly similar to the Ladyfern 30 miles to the west. Although this well was not economic, the results are being evaluated which may lead to further drilling in the area. The Company elected to increase its interest to 45% in 2,560 acres prior to completion of drilling of the test well. In addition the company has a ROFR on 5,760 acres.

Saddle Hills

In the Saddle Hills area, in Q1 2007 DEAL participated in drilling a well on a five section block of land at 30% working interest to earn 30% subject to 10% non-convertible royalty.   One more location was drilled in Q2 2008. DEAL has completed a seismic program on behalf of the joint venture to aid in future development plans.  The Q1 2007 gas well tested over 1.5 mmcf/day total from two zones. The Q1 2008 well tested 140 mcf/day. The operator has not commenced tie in construction operations.

Manning

The Company participated at 40% working interest in a farm-in on seven sections of land. A test well commenced drilling in December 2007 and was completed in early 2008. This well earned all seven sections subject to non-convertible royalty. The well has been tested and flowed > 1,500 mcf/day with water. Further evaluation is underway.

Cecil

A seismic program was recorded at Cecil, Alberta. Based on this program, a well was drilled in Q1 2008 and tested gas at rates of approximately 500 mcf/day. The Company reached an agreement to have an existing deeper well bore re-completed in a new joint venture at the expense of the joint venture partner. The recompletion of the existing well bore was funded 100% by the joint venture partner subject to a 12.5% non-convertible GORR payable to DEAL.  Earning of DEAL interests was limited to the deeper zones only. This re-entry was not successful.  The Company’s interest in the gas discovery is 95%.   Additional development potential exists in a third zone on this property.  The company is pursuing a second farm out agreement to test this third zone. Decisions on the timing of the Q1 2008 gas well are pending the outcome of the farm out process.

Boundary Lake

Land was posted and purchased in B.C. and Alberta in this area. An exploration well was drilled and cased in Q1 2008 and is pending further evaluation.

Carson Creek

At Carson Creek, land was purchased privately and a test well commenced drilling in late 2007.  This well tested 3 mmcf/day gas and in excess of 100 barrels of oil and natural gas liquids per day.   Construction of pipeline and facilities is contracted and scheduled to commence in November 2008.

Montney

In summer 2008, DEAL acquired 2,541 hectares (6,352 gross and net acres) of lands in the emerging Montney natural gas resource play in northeastern British Columbia at government oil and gas drilling rights auctions.  These lands are adjacent to necessary pipeline infrastructure.  Initial drilling of these lands is anticipated in winter 2009/2010.

Future Plans

The Company is adding new prospects to its inventory in British Columbia and Alberta and will continue an aggressive development plan for the land holdings proven capable of production. To facilitate the efficiency of the growing operation, DEAL has been increasing its working interests and operatorship and has obtained the required permits to drill and operate oil and gas properties in Alberta and British Columbia  The Company has added additional contract personnel to assist with lands and engineering requirements and is pursuing additional lands to expand on current success. The company has commenced a program of land posting and purchase in a play prospective for gas production from the Montney formation in British Columbia. This program will continue through the 2008 Q4 and 2009 Q1.

Summary of Capitalized Canadian Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s Canadian oil and gas properties for the nine months ended September 30, 2008 are as follows:

	December 31, 2007		September 30, 2008

	Net Book Value	Net Expenditures	Write-off	Net Book Value
Canadian Oil and Gas Properties

Carson Creek
Acquisition	-	625	-	625
Consulting and general	16,405	363	-	16,768
Drilling program	518,624	545,434	-	1,064,058
Seismic	475	12,728	-	13,203
	535,504	559,150	-	1,094,654

Drake
Acquisition	731,265	13,372	-	744,637
Consulting and general	184,651	12,692	-	197,343
Drilling program	1,231,218	5,887,609	-	7,118,827
Seismic	317,145	-	-	317,145
	2,464,279	5,913,673	-	8,377,952

Montney
Acquisition	-	586,664	-	586,664
	-	586,664	-	586,664

Saddle Hills
Acquisition	9,724	-	-	9,724
Consulting and general	1,080	1,958	-	3,038
Drilling program	500,425	263,742	-	764,167
Seismic	23	78,060	-	78,083
	511,252	343,760	-	855,012

Woodrush
Drilling program	20,887	9,303,047	-	9,323,934
	20,887	9,303,047	-	9,323,934

Others
Abandonment	-	33,496		33,496
Acquisition	897,819	333,133	-	1,230,952
Consulting and general	78,549	33,665	-	112,214
Drilling program	2,175,359	3,291,177	-	5,466,536
Seismic	585,082	278,820	-	863,902
	3,736,809	3,970,291	-	7,707,100

Corporate Costs
Asset retirement obligations	-	339,388	-	339,388
Depletion	-	-	(2,152,947)	(2,152,947)
	-	339,388	(2,152,947)	(1,813,559)

Total Canadian Oil and Gas Properties	$ 7,268,731	$ 21,015,973	$ (2,152,947)	$ 26,131,757

US Activities

Colorado - Utah Oil & Gas Projects (Piceance)

In 2006, Dejour Energy acquired working interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance, Uinta and Paradox Basins, located in western Colorado and eastern Utah respectively, from Retamco.  Except for 1 lease, the remaining leases contain an 80% - 87.5% Net Revenue Interest (“NRI”).  Dejour Energy subsequently acquired an interest in an additional 21,866 net acres which are within the area of interest under the Participation Agreement with Retamco, however, leases affecting approximately 3,157 net acres have expired.

Dejour Energy’s interests in the Piceance, Uinta and Paradox Basins consist of two project types.  The Company holds a 25% - 72% working interest in 24 Resource Projects which primarily represent natural gas projects which are a well defined stratigraphic gas resource covering 204,078 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company also holds a 72% working interest in a massive deep Subthrust (or Overthrust) Project which is primarily representing a potential oil project covering 68,669 net acres.  All of the leasehold NRI is 80%-87.5% except for 1 lease that is 78%.  Dejour Energy is the operator of 6 of the projects in which it holds a 72% working interest and Brownstone owns the remaining 28% working interest.

As Dejour Energy is the owner of the leases, it will pay its proportionate ownership share of all exploration expenses including seismic, drilling, completion or abandonment and equipping. The Piceance and Uinta Basins lie at an elevation ranging from approximately 5,000 feet up to approximately 9,500 feet, and have an arid to semi-arid climate, with most of the land covered in limited and low-lying vegetation, primarily sage. The area is sparsely settled, although access to much of the area is provided by several highways and then by secondary roads used for ranching, with 4x4 access for the remainder. Precipitation in the Basins averages about 17 inches per year.

The basins have several hydrocarbon targets.  The Mesaverde formation is the primary gas target for most of the region, with the upper portion of the formation known as the Williams Fork.  The Williams Fork is often 2,500 feet to 3,800 feet thick, while the lower 1,000 feet to 2,000 feet of the formation contains the primary gas targets. The gas sands are considered to be “unconventional” “tight gas” and newer fracturing technology utilized during completions. Several other gas bearing formations, including Mancos, Dakota, and Entrada sands are also targets in the basins. Current oil & gas spacing units in the region range from 40 – 640 acres; however, based on an improved understanding of the basins, recent studies have indicated that 10-acre spacing in select areas may provide for higher gas recovery.

The Subthrust oil project is located in Moffat County, Colorado and Uintah County, Utah.  This project is on the flank of the Douglas Creek Anticline and the primary target is the Pennsylvania Weber Sandstone formation with anticipated drilling depth of 15,000 feet.

The region contains several historic oil and gas fields, and infrastructure exists to support these operations. However, as the project areas are currently within one of the most active exploration regions in North America, significant new infrastructure capacity is currently under construction, including new pipelines and gas plants.

In June 2008 Dejour Energy entered into a further agreement with Retamco, a Purchase and Sale Agreement resulting in acquisition of an additional 64,000 net acres. Dejour Energy presently has working interests ranging from 25% to 72%, subject to an 80%-87.5% NRI except for 1 lease, in a total of 296 leases covering 272,777 net acres (426 sections of land). Pursuant to the agreement, Dejour Energy, along with its joint venture partner, Brownstone, now controls 100% of approximately 125,000 net acres (Dejour 72% and Brownstone 28%). The joint venture partners' interests remain unchanged, being Dejour at 25%, Brownstone at 10% and Retamco at 65% working interests in the 164,000 acres not being acquired in this transaction.

The additional acreage was acquired in exchange for Dejour Energy's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of approximately US$4 million. As part of the transaction, Brownstone provided Dejour with a US$4 million secured loan, due on July 1, 2009, which was used to purchase its additional acreage interests. As a result of the exchange of the North Barcus Creek acreage and wells, all of Dejour Energy’s oil & gas proved and probable reserves in the US were disposed of.

On November 14, 2008, a joint venture agreement was signed with Laramie Energy II LLC (“Laramie”), a privately funded exploration and production company with corporate offices in Denver, Colorado.   The joint venture involves approximately 22,000 gross acres (15,700 net to Dejour Energy) in an area at the northwest edge of the Piceance Basin.  Under the terms of the agreement, Laramie will begin a continuous drilling program on the Dejour Energy leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

Other Significant U.S.A. Oil and Gas Interests

Tinsley Prospect.  Pursuant to an agreement dated September 1, 2005 Dejour Energy acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi originally comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the Operator commenced drill options to drill a test well known as the Merit Partners #1 that was drilled to 11,237 feet.  In March 2006 the Operator advised that the well was not economic.  In the first quarter of 2007 Dejour Energy transferred its interest in the Merit Partners #1 well along with certain shallow hydrocarbon rights in roughly 616 net acres of oil and gas leases to the operator of the Tinsley Deep Prospect and in return Dejour Energy received 100% ownership of 1,736 net acres of oil and gas leases containing hydrocarbon rights below the base of the Hosston formation.  In 2007, Dejour Energy contributed its ownership interest in the leases and other valuable technical information from the Tinsley Prospect to a joint venture with a private Mississippi-based company.  The private Mississippi-based company has acquired additional leasehold interests and added additional working interest partners in the new project of which Dejour Energy’s interest is a 35% working interest in a total of 7,057 net acres (8,349 gross) acres.  The Mississippi company is searching for an operator for the project with an objective to drill additional wells in the area.

Summary of Capitalized US Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s US oil and gas properties for the nine months ended September 30, 2008 are as follows:

	December 31, 2007		September 30, 2008

	Net Book Value	Net Expenditures	Write-off	Net Book Value
US Oil and Gas Properties

Colorado/Utah Projects
Acquisition	25,467,708	3,772,022	-	29,239,730
Consulting and general	143,804	616,025	-	759,829
Drilling program	1,796,849	13,418	-	1,810,267
	27,408,361	4,401,465	-	31,809,826

Lavaca Project
Acquisition	381	-	-	381
	381	-	-	381

Tinsley Prospect
Acquisition	37,024	130,268	-	167,292
	37,024	130,268	-	167,292

Turtle Bayou
Acquisition	1	-	-	-
	1	-	-	-

Total US Oil and Gas Properties	$ 27,445,767	$ 4,531,733	$ -	$ 31,977,500

SHARE CAPITAL

The following is a summary of share transactions for the nine months ended September 30, 2008 and for the fiscal year ended December 31, 2007:

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value
Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	273,399	394,752
- for cash on by private placements	4,773,980	11,287,668
- for cash on exercise of warrants	3,444,490	2,859,863
- for cash on exercise of stock options	3,444,490	2,859,863
- Contributed surplus reallocated on exercise of stock options	-	335,038
- renounced flow through share expenditures	-	(2,712,540)
Balance as at December 31, 2007	70,128,329	61,393,964

- For conversion of convertible debenture	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(620,984)
Balance at September 30, 2008	73,651,882	$64,855,093

As at November 7, 2008, the Company had 73,651,882 issued and outstanding common shares.

#

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39
Balance, December 31, 2007	5,627,481	1.49	1.96 years
Options granted	2,195,000	1.42
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,339,717)	1.78
Balance, September 30, 2008	4,801,716	$ 1.71	2.18 years

Details of stock options vested and exercisable as at September 30, 2008 are as follows:

Number of Options Outstanding and Vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
109,630	$ 0.275	1.08
3,336	0.900	0.08
183,333	1.400	0.50
592,250	1.400	2.19
12,500	1.450	2.58
150,000	1.500	2.38
93,750	1.600	0.26
14,583	1.750	1.09
852,500	2.000	2.76
777,333	2.100	0.58
58,333	2.350	1.34

2,847,548

As at September 30, 2008, 109,630 outstanding and vested options were “in the money” (the exercise price was less than the market trading price). If these options were fully exercised, the Company would realize approximately $30,000 in additional capital.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

The following table summarizes information about share purchase warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64
Balance, December 31, 2007	2,372,531	3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53
Balance, September 30, 2008	2,104,129	$ 3.35	0.65 years

Details of warrants outstanding as at September 30, 2008 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)

2,104,129	$ 3.35	0.65

2,104,129

RELATED PARTY TRANSACTIONS

a)

During the nine months ended September 30, 2008 and 2007, the Company entered into the following transactions with related parties as a result of ongoing consulting agreements which automatically renew on a year-to-year basis:

i)

The Company incurred a total of $513,054 (2007 - $586,523) in consulting fees, directors and meeting attendance fees to independent directors and private companies controlled by officers of the Company.

ii)

The Company’s subsidiary (“DEAL”) incurred a total of $135,583 (2007 - $125,500) in consulting fees to a private company controlled by the President of DEAL.

b)

During the nine months ended September 30, 2008 and 2007, the Company received total rental income of $20,200 (2007 - $Nil) from private companies controlled by officers of the Company.

c)

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note is secured, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee are payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit in Q3 2008, the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at September 30, 2008, $1,950,000 had been advanced on the promissory note.

d)

On August 11, 2008, the Company borrowed $600,000 from the private company controlled by the CEO of the Company.  The loan is secured, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.

e)

On September 12, 2008, as consideration for the private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company is granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

RESULTS OF OPERATIONS – THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

The Company’s net loss for the three months ended September 30, 2008 was $3,039,000 or $0.04 per share, compared to a net loss of $2,250,000, or $0.03 per share for the three months ended September 30, 2007.  Included in the net loss for three months ended September 30, 2008 was non-cash stock based compensation expense of $529,000 and a non-cash equity income from Titan of $313,000.  Included in the net loss for three months ended September 30, 2007 was stock based compensation expense of $756,000 and an equity loss from Titan of $146,000. The equity income from Titan relates to the Company’s proportionate share of Titan’s income in the current period.

For the three months ended September 30, 2008, the Company’s oil and natural gas revenue increased by $1,678,000, compared to the same period ended September 30, 2007, due to the commencement of oil and gas production in April 2008.

For the three months ended September 30, 2008, the Company’s expenses increased by $3,281,000, compared to the same period ended September 30, 2007. Major increases included in the expenses for the current period were increases of $936,000 in operating and transportation costs, $1,977,000 in amortization, depletion and accretion, $61,000 in fees for management and consultants, $87,000 in interest expense and finance fee, $72,000 in investor relations, $81,000 in office and general expenses, $67,000 in professional, regulatory and filing fees, and $227,000 in salaries and benefits.

The operating and transportation costs, and amortization, depletion and accretion expense increased, due to the commencement of oil and gas production in April 2008.

The increases in fees for management and consultants, office and general expenses, and professional, regulatory and filing fees were mainly due to the significantly increased business activities in the Company’s Vancouver, Calgary and Denver offices with respect to development and production preparation in oil and gas projects. The Company had been actively looking for oil and gas properties and developing aggressive drilling programs that would add to shareholder values.  The increase in salaries and benefits was mainly as a result of the setup of the Denver office and the expansion of the Calgary office.  The increase in interest expense and finance fee is as a result of the revolving operating loan facility obtained in August 2008.  Investor relations expenses were higher in Q3 2008 by $72,000 compared to Q3 2007 due to more efforts aimed at promoting the Company to potential investors and the development of a new branding strategy.

The granting and vesting of stock options during Q3 2008 resulted in non-cash stock based compensation expenses of $529,000, compared to $756,000 in Q3 2007. The stock based compensation expenses were lower, because many of the options previously granted had been fully vested. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period.

Interest and other income decreased by $112,000 from $197,000 in Q3 2007 to $84,000 in Q3 2008, because the Company had a significantly higher average cash balance derived from equity financings completed in 2007 as at September 30, 2007.  Foreign exchange loss increased by $122,000 from $28,000 in Q3 2007 to $150,000 in Q3 2008 as a result of the higher US-Canadian exchange rate and the negative impact it had on the loan from joint-venture partner denominated in US dollars.  Future income tax expense in Q3 2008 was $nil, as compared to $589,000 in Q3 2007 which was recorded as a result of an increase in future income tax liabilities in Q3 2007.

RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

The Company’s net loss for the nine months ended September 30, 2008 was $5,740,000 or $0.08 per share, compared to a net loss of $6,144,000, or $0.09 per share for the nine months ended September 30, 2007.  Included in the net loss for nine months ended September 30, 2008 was non-cash stock based compensation expense of $2,240,000 and a non-cash equity loss from Titan of $166,000, in which $118,000 relates to Titan’s non-cash stock based compensation expense.  Included in the net loss for nine months ended September 30, 2007 was stock based compensation expense of $1,929,000 and an equity loss from Titan of $2,232,000, in which $1,826,000 relates to non-cash stock based compensation expense. The equity loss from Titan relates to the Company’s proportionate share of Titan’s losses in the current period.

For the nine months ended September 30, 2008, the Company’s oil and natural gas revenue increased by $3,912,000, compared to the same period ended September 30, 2007, due to the commencement of oil and gas production in April 2008.

For the nine months ended September 30, 2008, the Company’s expenses increased by $5,288,000, compared to the same period ended September 30, 2007. Major increases included in the expenses for the current period were increases of $1,923,000 in operating and transportation costs, $2,167,000 in amortization, depletion and accretion, $373,000 in fees for management and consultants, $311,000 in stock based compensation, $47,000 in interest expense and finance fee, $231,000 in office and general expenses, $107,000 in professional, regulatory and filing fees, and $321,000 in salaries and benefits.

The operating and transportation costs, and amortization, depletion and accretion expense increased, due to the commencement of oil and gas production in April 2008.

The granting and vesting of stock options during the nine months ended September 30, 2008 resulted in non-cash stock based compensation expenses of $2,240,000, compared to $1,929,000 in the same period ended September 30, 2007. The increase was mainly due to the vesting of stock options previously granted. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period.

The increases in fees for management and consultants, office and general expenses, and professional, regulatory and filing fees were mainly due to the significantly increased business activities in the Company’s Vancouver, Calgary and Denver offices with respect to development and production preparation in oil and gas projects. The Company had been actively looking for oil and gas properties and developing aggressive drilling programs that would add to shareholder values.

The increases in salaries and benefits were mainly as a result of the setup of the Denver office and the expansion of the Calgary office.  The increase in interest expense and finance fee is as a result of the revolving operating loan facility obtained in August 2008.

Investor relations expenses decreased in the nine months ended September 30, 2008 by $192,000 compared to the same period ended September 30, 2007, as the Company had a large mail-out of newsletters in 2007.

Interest and other income decreased by $247,000 from $595,000 in the nine months ended September 30, 2007 to $347,000 in the nine months ended September 30, 2008, because the Company had significantly higher average cash balances derived from equity financings completed in 2007 as at September 30, 2007.  The current period impairment loss of oil and gas properties was $nil compared to an impairment loss of $670,000 recorded on its Tinsley and Lavaca oil and gas project in the same period ended September 30, 2007.

Future income tax recovery in the current period was $621,000, as compared to $1,280,000 in the nine months ended September 30, 2007.  The Company renounced $1,820,000 of Canadian Exploration Expenditures (“CEEs”) to investors in February 2008, as compared to $7,950,000 renunciation in February 2007.  Under Canadian generally accepted accounting principles, the renunciation of CEEs results in future income tax liabilities and share issuance costs. The Company’s previously unrecognized future income tax assets relating to loss carry forwards were offset against future income tax liabilities from the renunciation of CEEs, resulting in future income tax recoveries.

SUMMARY OF QUARTERLY RESULTS

The following summary for the eight most recently completed financial quarters ending September 30 details pertinent financial and corporate information, which is unaudited and prepared by Management of the Company. For more detailed information, refer to related consolidated financial statements.

Quarter ended	September 30, 2008 $	June 30, 2008 $	Mar. 31, 2008 $	Dec. 31, 2007 $	Sept. 30, 2007 $	June 30, 2007 $	Mar. 31, 2007 $	Dec. 31, 2006 $
Revenues	1,761,650	2,339,098	158,774	211,569	196,573	231,488	166,517	184,061
Net Income (Loss)	(3,038,792)	(1,143,679)	(1,557,231)	(20,667,153)	(2,250,133)	(2,033,690)	(1,824,205)	28,926,640
Gain (Loss) per share	(0.04)	(0.02)	(0.02)	(0.34)	(0.03)	(0.03)	(0.03)	0.57
Fully diluted gain (loss) per share	(0.04)	(0.02)	(0.02)	(0.34)	(0.03)	(0.03)	(0.03)	0.54

The revenues for the quarters from July 1, 2006 to December 31, 2007 are fairly consistent.  However, the revenue for the current quarter ended September 30, 2008 increased significantly from the previous quarters, due to the commencement of oil and gas production in April 2008. The revenues for the quarter ended March 31, 2008 decreased slightly compared to the previous quarters due to a lower average cash balance during the period.  The cash balance had been decreasing over the past two years, as a result of increasing investments in oil and gas properties.

The Company had a significantly higher net income and gain per share for the quarter ended December 31, 2006, due to the sale of uranium properties located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan. The Company realized a gain on disposition of $30,177,082, which was included in the quarterly net income.

The net loss and loss per share for the quarter ended December 31, 2007 was considerably higher as a result of an impairment of investment in Titan of $21,581,000 recorded. The impairment was the book value of the investment in Titan written down to the fair market value as at December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The capital requirements of the Company have historically been met by equity financing. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

As at September 30, 2008, the Company had a working capital deficit of $9,096,000 as compared to working capital of $11,336,000 as at December 31, 2007 and $15,147,000 as at September 30, 2007. The working capital deficit was mainly due to significant accounts payable resulting from the preparation of oil and gas production, the bank line of credit secured during Q3 2008, and the loan from joint-venture partner becoming current. The Company had cash and cash equivalents of $1,052,000 as at September 30, 2008 as compared to $13,512,000 as at December 31, 2007 and $14,987,000 as at September 30, 2007.

In addition to cash balance, the Company also had accounts receivable of $614,000, most of which related to September 2008 oil and gas sales and had been received subsequent to September 30, 2008.

As at September 30, 2008, the Company had 16,750,000 shares of Titan, in which 2,750,000 shares can be disposed of if necessary to fund exploration and operating activities.  As at November 7, 2008, the closing price of Titan’s shares was $0.19 per share.  At each anniversary date from the closing of Titan transaction, 3,500,000 shares become free trading and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan.

On June 18, 2008, a promissory note with a face value of US $4,000,000 was issued to Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects, for the acquisition of additional acreage interests from Retamco Operating Co. (“Retamco”), a private Texas corporation.  The promissory note is secured and bears interest at 5% per annum. The principal and interest are repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  As at November 7, 2008, US $220,000 had been repaid and US $3,780,000 of the principal currently remains outstanding.

In August 2008, the Company’s subsidiary (“DEAL”) secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility, secured by DEAL’s oil and gas assets in Canada, is at interest rate of Canadian prime plus 1%.  As at September 30, 2008, $3,850,000 has been drawn on the line of credit.  DEAL anticipates the facility will be increased as DEAL’s proven reserve base rises.

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note is secured, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee are payable on demand after August 15, 2008, upon 10 days written notice by the lender. Upon securing the bank line of credit in Q3 2008, the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at September 30, 2008, $1,950,000 had been advanced on the promissory note.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  The loan is secured, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.

During the nine months ended September 30, 2008, the Company had received $2,335,000 from exercised stock options and warrants and paid $19,258,000 of cash on specific oil and gas properties. As at September 30, 2008, 109,630 outstanding and vested options were “in the money” (the exercise price was less than the market trading price). If these options were fully exercised, the Company would realize approximately $30,000 in additional capital.

The Company currently has no off-balance sheet arrangements.  However, in accordance with the terms of the revolving operating loan facility obtained in Q3 2008, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.  This working capital ratio requirement only applies to DEAL, not to the parent company.  There are currently no commitments for capital expenditures.

In management’s opinion, the Company has sufficient funds to meet the Company’s general and administration expenses for the ensuing twelve months and to continue with work on the planned exploration and development activities.  In addition, the Company is hoping to achieve 8 mmcfe/d production in Canada’s Peace River Arch by 2008 Q4, which will further increase the Company’s revenues and cash flows to sustain its operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank line of credit, accounts payable and accrued liabilities, and loans from joint-venture partner and related party.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity, except for the loan from related party (as disclosed in the Overall Performance c) Financial Condition section above).  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

The Company currently does not use any forward or future contracts for hedging purposes.

SUBSEQUENT EVENTS

a)

Stock Options

Subsequent to September 30, 2008, the Company granted a total of 2,750,000 new incentive stock options.  These options have terms up to five years and can be exercisable at $0.45 per share.

b)

Joint Venture Agreement

On November 14, 2008, a joint venture agreement was signed with Laramie Energy II LLC (“Laramie”), a privately funded exploration and production company with corporate offices in Denver, Colorado.   The joint venture involves approximately 22,000 gross acres (15,700 net to Dejour Energy) in an area at the northwest edge of the Piceance Basin.  Under the terms of the agreement, Laramie will begin a continuous drilling program on the Dejour Energy leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

DISCLOSURE OF INTERNAL CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company.  Internal controls over financial reporting have been established to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them by others within the Company. However, management does not expect that the Company’s disclosure controls and procedures will prevent all errors or fraud. Management believes that any system of internal controls over financial reporting, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors who review accounting, auditing, internal controls and financial reporting matters.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

#